UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.  2 )*

Hertz Global Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

42805T 10 5

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42805T 10 5

1.	Name of Reporting Person Bank of America Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 58,660,880*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 58,660,880*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,660,880*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 18.2%*
12.	Type of Reporting Person (See Instructions) HC

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. 42805T 10 5

1.	Name of Reporting Person Merrill Lynch & Co., Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 58,660,880*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 58,660,880*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,660,880*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 18.2%*
12.	Type of Reporting Person (See Instructions) CO

(*) See Item 4 below on this Statement on Schedule 13G.

CUSIP No. 42805T 10 5

1.	Name of Reporting Person Merrill Lynch Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 58,543,791*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 58,543,791*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,543,791*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 18.1%*
12.	Type of Reporting Person (See Instructions) CO

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. 42805T 10 5

1.	Name of Reporting Person Merrill Lynch GP Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 54,671,242 *
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 54,671,242 *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,671,242 *
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 16.9%*
12.	Type of Reporting Person (See Instructions) CO

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. 42805T 10 5

1.	Name of Reporting Person ML Global Private Equity Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 54,671,242 *
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 54,671,242 *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,671,242 *
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 16.9%*
12.	Type of Reporting Person (See Instructions) PN

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. 42805T 10 5

1.	Name of Reporting Person MLGPE Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 54,671,242 *
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 54,671,242 *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,671,242 *
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 16.9%*
12.	Type of Reporting Person (See Instructions) OO

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. 42805T 10 5

1.	Name of Reporting Person ML Global Private Equity Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 54,671,242 *
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 54,671,242 *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,671,242 *
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.9%*
12.	Type of Reporting Person (See Instructions) PN

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. 42805T 10 5

1.	Name of Reporting Person Merrill Lynch Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 3,872,549*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 3,872,549*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,872,549*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 1.2%*
12.	Type of Reporting Person (See Instructions) OO

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. 42805T 10 5

1.	Name of Reporting Person Merrill Lynch Ventures L.P. 2001
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 3,872,549*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 3,872,549*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,872,549*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.2%*
12.	Type of Reporting Person (See Instructions) PN

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. 42805T 10 5

1.	Name of Reporting Person ML Hertz Co-Investor GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 3,101,137*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 3,101,137*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,101,137*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 1.0%*
12.	Type of Reporting Person (See Instructions) OO

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. 42805T 10 5

1.	Name of Reporting Person ML Hertz Co-Investor, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 3,101,137*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 3,101,137*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,101,137*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.0%*
12.	Type of Reporting Person (See Instructions) PN

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. 42805T 10 5

1.	Name of Reporting Person CMC-Hertz General Partner, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 19,362,745*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 19,362,745*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,362,745*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 6.0%*
12.	Type of Reporting Person (See Instructions) OO

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. 42805T 10 5

1.	Name of Reporting Person CMC-Hertz Partners, L.P
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 19,362,745*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 19,362,745*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,362,745*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%*
12.	Type of Reporting Person (See Instructions) PN

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. 42805T 10 5

1.	Name of Reporting Person Merrill Lynch, Pierce, Fenner & Smith Incorporated
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 24,850 *
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 24,850 *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,850*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%*
12.	Type of Reporting Person (See Instructions) CO

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. 42805T 10 5

1.	Name of Reporting Person Merrill Lynch Bank & Trust Co., FSB
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Federally chartered savings bank
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 92,239*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 92,239 *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,239*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%*
12.	Type of Reporting Person (See Instructions) CO

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. 42805T 10 5

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Statement on Schedule 13G (this “Schedule 13G”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock, par value $0.01 per share (the “Shares”), of Hertz Global Holdings, Inc. (the “Issuer”).

Item 1.

(a)	Hertz Global Holdings, Inc.
(b)	225 Brae Boulevard Park Ridge, New Jersey 07656-0713

Item 2.

(a)

Name of Person Filing:

Bank of America Corporation

Merrill Lynch & Co., Inc.

Merrill Lynch Group, Inc.

Merrill Lynch GP Inc.

ML Global Private Equity Partners, L.P.

MLGPE Ltd.

ML Global Private Equity Fund, L.P.

Merrill Lynch Ventures, LLC

Merrill Lynch Ventures L.P. 2001

ML Hertz Co-Investor GP, L.L.C.

ML Hertz Co-Investor, L.P.

CMC-Hertz General Partner, L.L.C.

CMC-Hertz Partners, L.P.

Merrill Lynch, Pierce, Fenner & Smith

Merrill Lynch Bank & Trust Co., FSB

(b)	Address of Principal Business Office or, if None, Residence: 100 N. Tryon Street, Charlotte, NC 28255
(c)	Citizenship:
See Item 4 of each cover page.
(d)	Title of Class of Securities: Common stock, $0.01 par value per share.
(e)	CUSIP Number: 42805T 10 5

CUSIP No. 42805T 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	Amount Beneficially Owned: See below.
(b)	Percent of Class: See below.
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Zero.
(ii) Shared power to vote or to direct the vote:
See below.
(iii) Sole power to dispose or to direct the disposition of:
Zero.
(iv) Shared power to dispose or to direct the disposition of:
See below.

As of December 31, 2008, each of the Reporting Persons directly owned of record the number and percentage of issued and outstanding Shares of the Issuer listed opposite its name:

Reporting Person	Shares Owned	Percentage of Issuer Outstanding Shares(1)
Bank of America Corporation(2)	0	0%
Merrill Lynch & Co., Inc. (3)	0	0%
Merrill Lynch Group, Inc. (4)	0%

CUSIP No. 42805T 10 5

Merrill Lynch GP Inc. (5)	0	0%
ML Global Private Equity Partners, L.P. (6)	0	0%
MLGPE Ltd. (7)	0	0%
ML Global Private Equity Fund, L.P. (8)	32,207,360**	10.0%
Merrill Lynch Ventures, LLC (9)	0	0%
Merrill Lynch Ventures L.P., 2001(10)	3,872,549	1.2%
ML Hertz Co-Investor GP, L.L.C. (11)	0	0%
ML Hertz Co-Investor, L.P. (12)	3,101,137	1.0%
CMC-Hertz General Partner, L.L.C. (13)	0	0%
CMC-Hertz Partners, L.P. (14)	19,362,745	6.0%
Merrill Lynch, Pierce, Fenner & Smith Incorporated (15)	24,850	0%
Merrill Lynch Bank & Trust Co., FSB(16)	92,239	0%

(1)

Based on a total of 322,970,012 Shares outstanding, as reported by the Issuer on its Quarterly Report for the period ended September 30, 2008 filed on Form 10-Q on November 6, 2008, in addition to 46,700 Shares ML Global Private Equity Fund, L.P. (“MLGPELP”) may acquire upon the exercise of certain options of the Issuer.

(2)

Bank of America Corporation (“BAC”), a Delaware corporation, is the ultimate parent company of each of the other Reporting Persons, with the exception of CMC-Hertz General Partner L.L.C. (“CMC GP”) and CMC-Hertz Partners, L.P. (“CMC LP”). Its specific relationship to the other Reporting Persons is explained below. It may be deemed to beneficially own 58,660,880 Shares,

_________________________

** Includes 46,700 acquirable upon the exercise of options of the Issuer.

CUSIP No. 42805T 10 5

representing 18.2% of the outstanding Shares of the Issuer. BAC hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(3)

Merrill Lynch & Co., Inc. (“ML&Co”), a Delaware corporation, is a wholly owned subsidiary of BAC. Its specific relationship to the other Reporting Persons (other than BAC) is explained below. Because of such relationship, it may be deemed to beneficially own 58,660,880 Shares, representing 18.2% of the outstanding Shares of the Issuer. ML&Co hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(4)

Merrill Lynch Group, Inc. (“ML Group”), a Delaware corporation, is a wholly owned subsidiary of ML&Co. Its specific relationship to the other Reporting Persons (other than BAC and ML&Co) is explained below. Because of such relationship, it may be deemed to beneficially own 58,543,791representing 18.1% of the outstanding Shares of the Issuer. ML Group hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(5)

Merrill Lynch GP Inc. (“ML GP”), a Delaware corporation, is a wholly owned subsidiary of ML Group. It is also the sole general partner of ML Global PE LP (as defined below) and as such may be deemed to beneficially own the 54,671,242 Shares (representing 16.9% of the outstanding Shares of the Issuer) indirectly owned by ML Global PE LP. ML GP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(6)

ML Global Private Equity Partners, L.P. (“ML Global PE LP”) is an exempted limited partnership organized in the Cayman Islands. Because of its relationship, as described below, to MLGPE Ltd. and MLGPELP (as defined below) it may be deemed to beneficially own the 54,671,242 Shares (representing 16.9% of the outstanding Shares of the Issuer), directly and indirectly owned by MLGPELP. ML Global PE LP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(7)

MLGPE Ltd., a Cayman Islands company, is a wholly owned subsidiary of ML Global PE LP. It is also the sole general partner of MLGPELP and as such may be deemed to beneficially own the 54,671,242 Shares (representing 16.9% of the outstanding Shares of the Issuer), directly and indirectly owned by MLGPELP. MLGPE Ltd. hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(8)

MLGPELP is an exempted limited partnership organized in the Cayman Islands. The investment committee of ML Global PE LP has decision-making power over the voting and disposition of shares of portfolio investments of MLGPELP, including MLGPELP’s investment in the Issuer. However, the consent of ML GP is expressly required in connection with any such vote or disposition. Because of its relationship with Hertz Co-Investor GP and CMC GP, each as described below, MLGPELP may be deemed to beneficially own, in addition to the 32,207,360 Shares it directly owns, (i) the 3,101,137 Shares (representing 1.0% of the outstanding Shares of the Issuer) directly owned by Hertz Co-Investor LP, as defined below and (ii) the 19,362,745 Shares (representing 6.0% of the outstanding Shares of the Issuer) directly owned by CMC LP. MLGPELP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(9)

Merrill Lynch Ventures, LLC (“ML Ventures LLC”), a Delaware limited liability company, is a wholly owned subsidiary of ML Group. It is also the sole general partner of ML Ventures LP (as defined below) and as such may be deemed to beneficially own all the 3,872,549 Shares (representing 1.2% of the outstanding Shares of the Issuer), directly owned by ML Ventures LP.

CUSIP No. 42805T 10 5

ML Ventures LLC hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(10)

Merrill Lynch Ventures L.P. 2001 (“ML Ventures LP”) is a Delaware limited partnership. Its decisions regarding the voting or disposition of shares of its portfolio investments (including its investment in the Issuer) are made by the management and investment committee of the board of directors of ML Ventures LLC. ML Ventures LP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(11)

ML Hertz Co-Investor GP, L.L.C. (“Hertz Co-Investor GP”) is a Delaware limited liability company whose sole managing member is MLGPELP. It is also the sole general partner of Hertz Co-Investor LP (as defined below) and as such may be deemed to beneficially own the 3,101,137 Shares (representing 1.0% of the outstanding Shares of the Issuer) directly owned by Hertz Co-Investor LP. Hertz Co-Investor GP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(12)

ML Hertz Co-Investor, L.P. (“Hertz Co-Investor LP”) is a Delaware limited partnership. Hertz Co-Investor LP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(13)

CMC GP is a Delaware limited liability company whose managing members are Carlyle-Hertz GP, L.P., MLGPELP and CD&R Associates VII, L.P. It is also the sole general partner of CMC LP and as such may be deemed to beneficially own all the 19,362,745 Shares (representing 6.0% of the outstanding Shares of the Issuer) directly owned by CMC LP. Investment decisions on behalf of CMC GP are made by majority vote of the Executive Committee, which comprises one representative of each of Clayton, Dubilier & Rice, Inc., The Carlyle Group and MLGPELP. However, until December 21, 2013, MLGPELP has the contractual right (subject to various restrictions) to make decisions regarding disposition or voting of the shares beneficially owned by CMC GP. As a result, beneficial ownership of the Shares held by CMC LP may be attributed to MLGPELP. CMC GP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(14)	CMC LP is a Delaware limited partnership. CMC LP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.
(15)

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), a Delaware corporation, is a wholly owned subsidiary of ML&Co. MLPFS hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(16)

Merrill Lynch Bank & Trust Co., FSB (ML Bank), a federally chartered savings bank, is a wholly owned subsidiary of ML&Co. ML Bank hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 42805T 10 5

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

MLGPELP, ML Ventures L.P., Hertz Co-Investor L.P. (collectively, the “ML Funds”), Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., CEP II U.S. Investments, L.P., CEP II Participations S.à.r.l SICAR (collectively, the “Carlyle Funds”), Clayton Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P. (collectively, the “CD&R Funds”), CMC LP and the Issuer are parties to an Amended and Restated Stockholders Agreement, dated as of November 20, 2006 (the “Stockholders Agreement”). The Stockholders Agreement requires the parties to vote their Shares for directors that are designated in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement also restricts the parties from selling their respective Shares in certain instances and, in some negotiated transactions, requires the seller to offer each other party an opportunity to participate in the sale. In addition, the Stockholders Agreement requires the parties to vote their respective Shares pursuant to the instructions of certain groups of investors with respect to certain change of control transactions. The aggregate number of Shares beneficially owned collectively by the ML Funds, CMC LP, the Carlyle Funds and the CD&R Funds based on available information is approximately 177,817,823, which represents approximately 55.1% of the outstanding Shares of the Issuer. The stock ownership reported for the ML Funds and CMC LP does not include any Shares owned by other parties to the Stockholders Agreement. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of any Shares owned by the other parties to the Stockholders Agreement.

Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certifications
Not applicable.

CUSIP No. 42805T 10 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 17, 2009

BANK OF AMERICA CORPORATION
By:	/s/ Debra I. Cho Name: Debra I. Cho Title: Senior Vice President

MERRILL LYNCH & CO., INC.
By:	/s/ Jonathan N. Santelli Name: Jonathan N. Santelli Title: Authorized Signatory

MERRILL LYNCH GROUP, INC.
By:	/s/ Jonathan N. Santelli Name: Jonathan N. Santelli Title: Authorized Signatory

MERRILL LYNCH GP INC.
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

ML GLOBAL PRIVATE EQUITY PARTNERS, L.P. By: Merrill Lynch GP Inc., its general partner
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

MLGPE LTD.
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

CUSIP No. 42805T 10 5

ML GLOBAL PRIVATE EQUITY FUND, L.P. By: MLGPE Ltd., its general partner
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

MERRILL LYNCH VENTURES, LLC
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

MERRILL LYNCH VENTURES L.P. 2001 By: Merrill Lynch Ventures, LLC, its general partner
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

ML HERTZ CO-INVESTOR GP, LLC By: ML Global Private Equity Fund, L.P. as sole member By: MLGPE Ltd., its general partner
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

ML HERTZ CO-INVESTOR, L.P. By: ML Hertz Co-Investor G.P., L.L.C., its general partner By: ML Global Private Equity Fund, L.P., as sole member By: MLGPE Ltd., its general partner

CUSIP No. 42805T 10 5

By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

CMC-HERTZ GENERAL PARTNER, L.L.C.
By:	/s/ Angel L. Morales Name: Angel L. Morales Title: Executive Committee Member

CMC-HERTZ PARTNERS, L.P. By: CMC-Hertz General Partner, L.L.C., its general partner
By:	/s/ Angel L. Morales Name: Angel L. Morales Title: Executive Committee Member

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
By:	/s/ Jonathan N. Santelli Name: Jonathan N. Santelli Title: Assistant Secretary

MERRILL LYNCH BANK & TRUST CO., FSB
By:	/s/ Jonathan N. Santelli Name: Jonathan N. Santelli Title: Authorized Signatory

CUSIP No. 42805T 10 5

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement

Page 26 of 25